UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-52611

CUSIP Number:  Not applicable

(Check one): ☒ Form 10-K ⁭Form 20-F ⁭Form 11-K  Form 10-Q ⁭Form 10-D ⁭Form N-SAR ⁭Form N-CSR

For Period Ended: December 31, 2009

⁯ Transition Report on Form 10-K
⁯ Transition Report on Form 20-F
⁯ Transition Report on Form 11-K
⁯ Transition Report on Form 10-Q
⁯ Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IMH Secured Loan Fund, LLC
Full Name of Registrant

Not applicable
Former Name if Applicable

4900 N. Scottsdale Rd., Suite 5000
Address of Principal Executive Office (Street and Number)

Scottsdale, Arizona  85251
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed)

IMH Secured Loan Fund, LLC (the "Company”) requires additional time to resolve comments received from the staff of the Securities and Exchange Commission ("SEC") on March 31, 2010 relating to the December 31, 2009 financial statements and management’s discussion and analysis included in the amended Registration Statement filed on Form S-4 on March 18, 2010 (the “Form S-4”) .  The Company has substantially prepared the Form 10-K for filing with the SEC, but because the reporting requirements for the financial statements of the Company included in the Form S-4 are the same as for Form 10-K, the Company requires additional time to resolve the SEC staff comments in order to update the corresponding sections of the financial statements and disclosures in the Form 10-K to reflect the resolution of the SEC staff comments. The Company is accordingly unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2009 with the SEC within the prescribed time period.  The Company intends to file all documents required for its Form 10-K as soon as practicable, but in any event within fifteen (15) calendar days of the March 31, 2010 due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Steven Darak	480-840-8400
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ⁯

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☒ No ⁯

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2009, net loss totaled $74.5 million, a decrease of $183.8 million, or 71.2%, from net loss of $258.3 million for the year ended December 31, 2008. Overall, the Fund experienced a significant decrease in interest income, as a result of the decline in its income-earning loan portfolio balances and lower cash balances. The Fund also experienced an increase in operating, professional fees and other expenses, as a result of increased defaults and foreclosures. However, the loss of revenue and increase in expenses was offset by the reduction in the provisions for credit losses and impairment charges recorded in 2009 as compared to 2008. Consequently, the Fund experienced a reduced net loss in 2009 in comparison to 2008.

IMH Secured Loan Fund, LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2010	By:	Investors Mortgage Holdings, Inc., Manager of IMH Secured Loan Fund, LLC

/s/ Shane Albers
Shane Albers
Chief Executive Officer of Investors Mortgage Holdings, Inc.